Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-123689

Prospectus dated July 21, 2005

January 31, 2006

WELLS FARGO & COMPANY

£500,000,000 Floating Rate Notes Due February 7, 2011

Issuer:	Wells Fargo & Company

Title of Securities:	Floating Rate Notes Due February 7, 2011

Note Type:	Senior unsecured

Trade Date:	January 31, 2006

Settlement Date (T+5):	February 7, 2006

Maturity Date:	February 7, 2011

Aggregate Principal Amount Offered:	£500,000,000

Price to Public (Issue Price):	99.933%, plus accrued interest, if any, from February 7, 2006

Underwriting Discount (Gross Spread):	0.20%

All-in Price (Net of Underwriting Discount):	99.733%

Net Proceeds:	£498,665,000

Benchmark:	Three-Month GBP LIBOR

Spread to Benchmark:	0.075%

Indenture:	Indenture dated as of July 21, 1999 between Wells Fargo & Company and Citibank, N.A., as trustee, as described and referred to as the senior indenture in the base prospectus dated July 21, 2005 included in the Registration Statement relating to the notes on file with the Securities and Exchange Commission

Interest Rate:	The interest rate per annum will be reset quarterly on the first day of each interest period and will be equal to Three-Month GBP LIBOR plus 0.075%. The interest rate will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The amount of interest for each day the notes are outstanding (the “daily interest amount”) will be calculated by dividing the interest rate in effect for that day by 365 (or 366 if the last day of the interest period falls in a leap year) and multiplying the result by the principal amount of the notes. The amount of interest to be paid on the notes for each interest period will be calculated by adding the daily interest amounts for each day in the interest period.

All percentages resulting from these calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all currency amounts used in or resulting from such calculations will be rounded to the nearest whole unit of currency (with one-half of such unit being rounded upwards).

Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the day preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will begin on and include February 7, 2006 and will end on and include the day preceding May 8, 2006.

“Three-Month GBP LIBOR,” with respect to an interest period, shall be the London interbank offered rate (expressed as a percentage per annum) for deposits in pounds sterling for a three-month period beginning on the Determination Date that appears on Telerate Page 3750 at 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include this rate or is unavailable on the Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide that bank’s offered quotation (expressed as a percentage per annum) at 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representative Amount for a three-month period beginning on the Determination Date. If at least two offered quotations are so provided, Three-Month GBP LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the Calculation Agent will request each of three prime banks in London, as selected by the Calculation Agent, to provide that bank’s rate (expressed as a percentage per annum), at 11:00 a.m., London time, on the Determination Date for loans in a Representative Amount to leading European banks for a three-month period beginning on the Determination Date. If at least two rates are so provided, Three-Month GBP LIBOR for the interest period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then Three-Month GBP LIBOR for the interest period will be Three-Month GBP LIBOR in effect with respect to the immediately preceding interest period.

“Calculation Agent” means Citibank, N.A., London Branch.

“Determination Date” with respect to an interest period will be the first day of the interest period.

“GBP-LIBOR Day” is any day on which banks in both London and New York City are open for business.

“Representative Amount” means a principal amount that is not less than £1,000,000.

“Telerate Page 3750” means the display designated as “Page 3750” on Moneyline Telerate, Inc. or any successor service (or such other page as may replace Page 3750 on that service or a successor service).

Interest Payment Dates:	Quarterly on each February 7, May 7, August 7 and November 7, commencing May 8, 2006, and at maturity; provided however, that if any such interest payment date would fall on a day that is not a business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the following day that is a business day, except that if such next business day is in a different month, then that interest payment date will be the immediately preceding day that is a business day; and provided further, that if the date of maturity is not a business day, payment of principal and interest will be made on the following day that is a business day and no interest will accrue for the period from and after such date of maturity.

Business Day:	A day other than a Saturday, a Sunday or any other day on which banking institutions in Minneapolis, Minnesota are authorized or required by law or executive order to remain closed and which is also a GBP-LIBOR Day.

Day Count:	Actual/365 (Sterling)

Record Dates:	Fifteenth calendar day, whether or not a business day, before the applicable interest payment date.

Denominations:	Minimum of £50,000 with increments of £1,000 thereafter; each owner of a beneficial interest in a note will be required to hold such beneficial interest in a minimum principal amount of £50,000.

Risk Factors:	Given that the notes are denominated in pounds sterling and that payments on the notes will be made in pounds sterling, a decision to purchase the notes should be made only after carefully considering the currency and other risks of an investment in the notes, including the following:

•      government policy can adversely affect currency exchange rates and an investment in the notes;

•      Wells Fargo & Company will make payments in euros if the United Kingdom adopts the euro as its lawful currency, and Wells Fargo & Company may make payments in U.S. dollars if it is unable to obtain or make payment in pounds sterling or, if the notes are redenominated into euros, if it is unable to obtain or make payment in euros;

•      Wells Fargo & Company will not adjust payments on the notes to compensate for changes in currency exchange rates;

•      in a lawsuit for payment on a note, a holder may bear currency exchange risk;

•      exchange rates and controls may affect the value of or return on the notes;

•      changes in currency exchange rates can be volatile and unpredictable; and

•      holders in some jurisdictions may not receive payment of gross-ups for amounts withheld in order to comply with the EU Directive on taxation of savings income.

Additional Amounts:	Subject to the exemptions and limitations set forth below, Wells Fargo & Company will pay additional amounts on the notes with respect to any beneficial owner of the notes that is a non-United States person to ensure that each net payment to that non-United States person on notes that it beneficially owns will not be less, due to the payment of United States withholding tax, than the amount then otherwise due and payable. Wells Fargo & Company will not be obligated to make additional payments that exceed the amount required to do so. For this purpose, a “net payment” on a note means a payment by Wells Fargo & Company, or any paying agent, including payment of principal and interest, after deduction for any present or future tax, assessment, or other governmental charge of the United States. These additional amounts will constitute additional interest on the notes.

As used herein, a “non-United States person” is a person other than a United States person. A United States person means:

• a person who is a citizen or resident of the United States;

• a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof or therein (including the District of Columbia);

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•      a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996, and were treated as domestic trusts on that date.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

“United States” means the United States of America, including each state of the United States and the District of Columbia, its territories, its possessions, and other areas within its jurisdiction.

Wells Fargo & Company will not be required to pay additional amounts to a non-United States person, however, in any of the circumstances described in items (1) through (14) below.

(1) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner:

• having a relationship with the United States as a citizen, resident, or otherwise;

• having had such a relationship in the past; or

• being considered as having had such a relationship.

(2) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner:

• being treated as present in or engaged in a trade or business in the United States;

• being treated as having been present in or engaged in a trade or business in the United States in the past;

• having or having had a permanent establishment in the United States; or

• having or having had a qualified business unit which has the U.S. dollar as its functional currency.

(3) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being or having been a (as each term is defined in the Internal Revenue Code of 1986, as amended):

•      personal holding company;

•      foreign personal holding company;

•      foreign private foundation or other foreign tax-exempt organization;

•      passive foreign investment company;

•      controlled foreign corporation; or

•      corporation which has accumulated earnings to avoid U.S. federal income tax.

(4) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner owning or having owned, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Wells Fargo & Company entitled to vote.

(5) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being a bank that has invested in the notes as an extension of credit in the ordinary course of business.

For purposes of items (1) through (5) above, “beneficial owner” includes a fiduciary, settlor, partner, member, shareholder, or beneficiary of the holder if the holder is an estate, trust, partnership, limited liability company, corporation, or other entity, or a person holding a power over an estate or trust administered by a fiduciary holder.

(6) Additional amounts will not be payable to any beneficial owner of a note that is:

• a fiduciary;

• a partnership;

• a limited liability company; • another fiscally transparent entity; or • not the sole beneficial owner of the note, or any portion of the note.

However, this exception to the obligation to pay additional amounts will apply only to the extent that a beneficiary or settlor in relation to the fiduciary, or a beneficial owner, partner, or member of the partnership, limited liability company, or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner, partner, or member received directly its beneficial or distributive share of the payment.

(7) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld by reason of the failure of the beneficial owner or any other person to comply with applicable certification, identification, documentation, or other information reporting requirements.

(8) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is collected or imposed by any method other than by withholding from a payment on the notes by Wells Fargo & Company or the paying agent.

(9) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later.

(10) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge that is imposed or withheld by reason of the presentation by the beneficial owner for payment more than 30 days after the date on which such payment becomes due or is duly provided for, whichever occurs later.

(11) Additional amounts will not be payable if a payment on the notes is reduced as a result of any:

• estate tax; • inheritance tax;

• gift tax;

• sales tax;

• excise tax;

• transfer tax;

• wealth tax;

• personal property tax; or

• any similar tax, assessment, withholding, deduction or other governmental charge.

(12) Additional amounts will not be payable if a payment on the notes is reduced as a result of any tax, assessment, or other governmental charge required to be withheld by any paying agent from a payment of principal or interest on the notes if that payment can be made without such withholding by any other paying agent.

(13) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is required to be made pursuant to any European Union directive on the taxation of savings income or any law implementing or complying with, or introduced to conform to, any such directive. See “EU Directive on the Taxation of Savings Income.”

(14) Additional amounts will not be payable if a payment on the notes is reduced as a result of any combination of items (1) through (13) above.

Except as specifically provided under “Additional Amounts,” Wells Fargo & Company will not be required to make any payment of any tax, assessment, or other governmental charge imposed by any government, political subdivision, or taxing authority of that government. In addition, the obligation to pay additional amounts will allow for the redemption of the notes upon the terms described herein. See ”Redemption.”

Redemption:	Wells Fargo & Company, at its option, may redeem the notes, in whole, but not in part, in the event it becomes or will become obligated to pay any additional amounts as described in “Additional Amounts.” The redemption price shall be 100% of the principal amount of the redeemed notes, plus any accrued but unpaid interest on the redeemed notes to the redemption date. Notice of any redemption will be mailed at least 30 days before the redemption date to each holder of notes to be redeemed.

Book-entry Issuance:	The notes will be represented by one or more global notes registered in the name of Citibank, N.A., London Branch, as common depositary for Clearstream Banking, société anonyme

(“Clearstream”), and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”).

Payment in Euros or U.S. Dollars:	If, on or after the date hereof, the United Kingdom adopts the euro, in lieu of pounds sterling, as its lawful currency, the notes will be redenominated in euro on a date determined by Wells Fargo & Company, with a principal amount for each note equal to the principal amount of that note in pounds sterling, converted into euro at the established rate (as defined below); provided that, if Wells Fargo & Company determines after consultation with the paying agent that the then-current market practice in respect of redenomination into euro of internationally offered securities is different from the provisions specified above, such provisions will be deemed to be amended so as to comply with such market practice and Wells Fargo & Company will promptly notify the trustee and the paying agent of such deemed amendment. The “established rate” means the rate for the conversion of pounds sterling (including compliance with rules relating to rounding in accordance with applicable European Union regulations) into euro established by the Council of European Union pursuant to the Treaty establishing the European Communities, as amended by the Treaty on European Union. Wells Fargo & Company will give 30 days’ notice of the redenomination date to the paying agent, the trustee, Euroclear and Clearstream.

If pounds sterling or, in the event the notes are redenominated into euros, euros are unavailable for a payment on the notes due to circumstances beyond the control of Wells Fargo & Company (other than due to the circumstances described in the preceding paragraph), such as the imposition of exchange controls or a disruption in the currency markets, Wells Fargo & Company will be entitled to satisfy its obligations to make the payments on the notes in pounds sterling or euros, as the case may be, by making the payments in U.S. dollars instead, on the basis of the exchange rate determined by the exchange rate agent, in its sole discretion. Wells Fargo & Company will appoint an exchange rate agent in the event it is entitled to make payments on the notes in U.S. dollars and will notify you of such appointment.

Certain U.S. Federal Income Tax Consequences to U.S. Holders:	Rules governing certain foreign currency transactions will apply to payments or accruals of interest on the notes held by any holder that is a United States person and the dispositions of notes held by such U.S. holders. If a holder uses the cash method of accounting for U.S. federal income tax purposes, the holder will be required to include in income the U.S. dollar value of the interest payment (determined on the date the payment is made) regardless of whether the payment is in fact converted to U.S. dollars at that time. If the holder uses the accrual method of accounting for U.S.

federal income tax purposes, or is otherwise required to accrue interest prior to receipt, the holder will be required to include in income the U.S. dollar value of the amount of interest income that has accrued or is otherwise required to be taken into account during an accrual period. If the holder receives foreign currency on a sale, exchange, or redemption of a note, the amount realized will be based on the U.S. dollar value of the foreign currency on the date the payment is received or the note is disposed of. Gain or loss realized upon the sale, exchange, or redemption of a note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense and may be limited. Additionally, an investment in a note resulting in a loss may be considered a “Reportable Transaction,” subject to recordkeeping, disclosure and reporting rules. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of U.S. federal tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

Listing:	None

Defeasance:	The notes are subject to defeasance in the manner described in the base prospectus referred to above.

Governing Law:	New York

Underwriters (50% each):	Barclays Bank PLC and UBS Limited

Underwriting:	The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

EU DIRECTIVE ON THE TAXATION OF SAVINGS INCOME

On July 1, 2005, a new EU Directive regarding the taxation of savings income became effective. The Directive requires a Member State to provide to the tax authorities of another Member State details of payments of interest or other similar income payments made by a person within its jurisdiction for the immediate benefit of an individual or to certain non-corporate entities resident in that other Member State (or for certain payments secured for their benefit). However, Austria, Belgium, and Luxembourg have opted out of the reporting requirements and are instead applying a special withholding tax for a transitional period in relation to such payments of interest, deducting tax at rates increasing over time to 35%. This transitional period began on July 1, 2005 and will terminate at the end of the first fiscal year following agreement by certain non-EU countries regarding the exchange of information relating to those payments.

Beginning on July 1, 2005, a number of non-EU countries and certain dependent or associated territories of Member States have adopted similar measures (either provision of information or transitional withholding) in relation to payments of interest or other similar income payments made by a person in that jurisdiction for the immediate benefit of an individual or to certain non-corporate entities in any Member State. The Member States have entered into reciprocal provision of information or transitional special withholding tax arrangements with certain of those dependent or associated territories. These apply in the same way to payments by persons in any Member State to individuals or certain non-corporate residents in those territories.

As indicated above under “Additional Amounts,” no additional amounts will be payable with respect to a note if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is required to be made pursuant to any European Union directive on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, any such directive. Holders should consult their tax advisers regarding the implications of the Directive in their particular circumstances.

SELLING RESTRICTIONS

Each underwriter has represented and agreed that:

•	it and each of its affiliates has not offered or sold, and will not offer or sell, any of the notes to persons in the United Kingdom in circumstances which have resulted in or will result in the notes being or becoming the subject of an offer of transferable securities to the public as defined in Section 102B of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”);

•	it and each of its affiliates has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

•	it and each of its affiliates has only communicated, or caused to be communicated, and will only communicate, or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Wells Fargo & Company.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, in each case as determined in accordance with the Prospectus Directive and as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in the applicable Relevant Member State.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 44-20-7773 9095 or 44-20-7568 2000 collect.